Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

RECEIVED
2004 NOV 15 A 9:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 November 2004

SUPPL

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

04046135

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
NOV 17 2004
THOMSON
FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat@southc...

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

4 November 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have lapsed and been cancelled, as follows:

Date Options Granted	Exercise Price	Date Options Lapsed	No. of Options Lapsed
29 October 1999	$5.47	29 October 2004	333,334

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100